UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 44)*

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
(Name of Issuer)

COMMON STOCK, Par Value $1 Per Share
(Title of Class of Securities)

390064 10 3

(CUSIP Number)

John D. Barline, Esq.
Williams, Kastner & Gibbs, LLP
1301 A Street, Suite 900
Tacoma, Washington 98402
(253) 552-4081
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Sarkis Jebejian, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

July 23, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 390064 10 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tengelmann Warenhandelsgesellschaft KG 51-0235841
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
	(8)	SHARED VOTING POWER 23,785,764A
	(9)	SOLE DISPOSITIVE POWER
	(10)	SHARED DISPOSITIVE POWER 23,785,764A
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,785,764A
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
(14)	TYPE OF REPORTING PERSON (See Instructions) PN

A
BENEFICIAL OWNERSHIP OF 1,290,393 SHARES OF COMMON STOCK HELD BY ECP (AS DEFINED BELOW) IS BEING REPORTED HEREUNDER BECAUSE TENGELMANN (AS DEFINED BELOW) MAY BE DEEMED TO HAVE BENEFICIAL OWNERSHIP OF ANY SHARES WHICH ECP BENEFICIALLY OWNS.  PURSUANT TO RULE 13D-4, NEITHER THE FILING OF THIS AMENDMENT NOR ANY OF ITS CONTENT SHALL BE DEEMED TO CONSTITUTE AN ADMISSION BY TENGELMANN THAT IT IS THE BENEFICIAL OWNER OF ANY SUCH COMMON STOCK BENEFICIALLY OWNED BY ECP FOR PURPOSES OF SECTION 13(D) OF THE EXCHANGE ACT OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

CUSIP No. 390064 10 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tengelmann Verwaltungs-und Beteiligungs GmbH
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
	(8)	SHARED VOTING POWER 23,785,764A
	(9)	SOLE DISPOSITIVE POWER
	(10)	SHARED DISPOSITIVE POWER 23,785,764A
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,785,764A
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

A
INCLUSIVE OF 22,495,371 SHARES OF THE COMPANY’S COMMON STOCK HELD BY TENGELMANN (AS DEFINED BELOW) AND 1,290,393 SHARES OF THE COMPANY’S COMMON STOCK HELD BY ECP (AS DEFINED BELOW).  THE BENEFICIAL OWNERSHIP OF 1,290,393 SHARES OF COMMON STOCK HELD BY ECP IS BEING REPORTED HEREUNDER BECAUSE TVB (AS DEFINED BELOW) MAY BE DEEMED TO HAVE BENEFICIAL OWNERSHIP OF ANY SHARES WHICH ECP BENEFICIALLY OWNS.  PURSUANT TO RULE 13D-4, NEITHER THE FILING OF THIS AMENDMENT NOR ANY OF ITS CONTENT SHALL BE DEEMED TO CONSTITUTE AN ADMISSION BY TVB THAT IT IS THE BENEFICIAL OWNER OF ANY SUCH COMMON STOCK BENEFICIALLY OWNED BY ECP FOR PURPOSES OF SECTION 13(D) OF THE EXCHANGE ACT OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

CUSIP No. 390064 10 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emil Capital Partners, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
	(8)	SHARED VOTING POWER 1,290,393
	(9)	SOLE DISPOSITIVE POWER
	(10)	SHARED DISPOSITIVE POWER 1,290,393
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,290,393
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 390064 10 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christian Wilhelm Erich Haub ###-##-####
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) AF and PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 599,829A
	(8)	SHARED VOTING POWER 23,785,764B
	(9)	SOLE DISPOSITIVE POWER 599,829A
	(10)	SHARED DISPOSITIVE POWER 23,785,764B
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,385,593A, B
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.1%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

A	INCLUSIVE OF OPTIONS TO PURCHASE 318,478 SHARES OF THE COMPANY’S COMMON STOCK.

B	INCLUSIVE OF 22,495,371 SHARES OF THE COMPANY’S COMMON STOCK HELD BY TENGELMANN (AS DEFINED BELOW) AND 1,290,393 SHARES OF THE COMPANY’S COMMON STOCK HELD BY ECP (AS DEFINED BELOW), BUT EXCLUSIVE OF 500 SHARES OF THE COMPANY’S COMMON STOCK HELD BY THE WIFE OF CH (AS DEFINED BELOW) IN RESPECT OF WHICH CH DISCLAIMS ANY POWER TO VOTE, OR TO DIRECT VOTING, AND ANY POWER TO DISPOSE, OR TO DIRECT DISPOSITION. THE BENEFICIAL OWNERSHIP OF 1,290,393 SHARES OF COMMON STOCK HELD BY ECP IS BEING REPORTED HEREUNDER BECAUSE CH (AS DEFINED BELOW) MAY BE DEEMED TO HAVE BENEFICIAL OWNERSHIP OF ANY SHARES WHICH ECP BENEFICIALLY OWNS. PURSUANT TO RULE 13D-4, NEITHER THE FILING OF THIS AMENDMENT NOR ANY OF ITS CONTENT SHALL BE DEEMED TO CONSTITUTE AN ADMISSION BY CH THAT HE IS THE BENEFICIAL OWNER OF ANY SUCH COMMON STOCK BENEFICIALLY OWNED BY ECP FOR PURPOSES OF SECTION 13(D) OF THE EXCHANGE ACT OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

CUSIP No. 390064 10 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Karl-Erivan Warder Haub ###-##-####
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 13,000
	(8)	SHARED VOTING POWER 23,785,764A
	(9)	SOLE DISPOSITIVE POWER 13,000
	(10)	SHARED DISPOSITIVE POWER 23,785,764A
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,798,764A
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

A
INCLUSIVE OF 22,495,371 SHARES OF THE COMPANY’S COMMON STOCK HELD BY TENGELMANN (AS DEFINED BELOW) AND 1,290,393 SHARES OF THE COMPANY’S COMMON STOCK HELD BY ECP (AS DEFINED BELOW).  THE BENEFICIAL OWNERSHIP OF 1,290,393 SHARES OF COMMON STOCK HELD BY ECP IS BEING REPORTED HEREUNDER BECAUSE KEH (AS DEFINED BELOW) MAY BE DEEMED TO HAVE BENEFICIAL OWNERSHIP OF ANY SHARES WHICH ECP BENEFICIALLY OWNS.  PURSUANT TO RULE 13D-4, NEITHER THE FILING OF THIS AMENDMENT NOR ANY OF ITS CONTENT SHALL BE DEEMED TO CONSTITUTE AN ADMISSION BY KEH THAT HE IS THE BENEFICIAL OWNER OF ANY SUCH COMMON STOCK BENEFICIALLY OWNED BY ECP FOR PURPOSES OF SECTION 13(D) OF THE EXCHANGE ACT OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

CUSIP No. 390064 10 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Erivan Karl Haub ###-##-####
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) AF and PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 305,100
	(8)	SHARED VOTING POWER 23,785,764A
	(9)	SOLE DISPOSITIVE POWER 305,100
	(10)	SHARED DISPOSITIVE POWER 23,785,764A
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,090,864A
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.6%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

A
INCLUSIVE OF 22,495,371 SHARES OF THE COMPANY’S COMMON STOCK HELD BY TENGELMANN (AS DEFINED BELOW) AND 1,290,393 SHARES OF THE COMPANY’S COMMON STOCK HELD BY ECP (AS DEFINED BELOW), BUT EXCLUSIVE OF 15,550 SHARES OF THE COMPANY’S COMMON STOCK HELD BY THE WIFE OF EKH (AS DEFINED BELOW) IN RESPECT OF WHICH EKH DISCLAIMS ANY POWER TO VOTE, OR TO DIRECT VOTING, AND ANY POWER TO DISPOSE, OR TO DIRECT DISPOSITION.  THE BENEFICIAL OWNERSHIP OF 22,495,371 SHARES OF COMMON STOCK HELD BY TENGELMANN AND 1,290,393 SHARES OF COMMON STOCK HELD BY ECP IS BEING REPORTED HEREUNDER BECAUSE EKH (AS DEFINED BELOW) MAY BE DEEMED TO HAVE BENEFICIAL OWNERSHIP OF ANY SHARES WHICH TENGELMANN AND ECP BENEFICIALLY OWN.  PURSUANT TO RULE 13D-4, NEITHER THE FILING OF THIS AMENDMENT NOR ANY OF ITS CONTENT SHALL BE DEEMED TO CONSTITUTE AN ADMISSION BY EKH THAT HE IS THE BENEFICIAL OWNER OF ANY SUCH COMMON STOCK BENEFICIALLY OWNED BY TENGELMANN OR ECP FOR PURPOSES OF SECTION 13(D) OF THE EXCHANGE ACT OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

This Amendment No. 44 amends the statement on Schedule 13D by Tengelmann Warenhandelsgesellschaft KG (“Tengelmann”); Tengelmann Verwaltungs- und Beteiligungs GmbH (“TVB”); Emil Capital Partners, LLC (“ECP”); Erivan Karl Haub (“EKH”); Karl-Erivan Warder Haub (“KEH”); and Christian Wilhelm Erich Haub (“CH”) (collectively, the “Reporting Parties”) filed with the Securities and Exchange Commission (the “Commission”) as heretofore amended on October 20, 2008 (the “Statement”).

This Amendment relates to the Common Stock, par value $1 per share (the “Common Stock”), of The Great Atlantic & Pacific Tea Company, Inc., a Maryland corporation (the “Company”).  The principal executive offices of the Company are located at 2 Paragon Drive, Montvale, New Jersey 07645.

Items 3, 4, 5 and 6 of the Statement are hereby amended as follows below. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Since November 10, 2008, CH has acquired 73,744 shares of Common Stock for which no consideration was paid.

Since November 10, 2008, EKH has acquired 5,000 shares of Common Stock for an aggregate purchase price of $22,981.00.  The funds used by EKH to purchase such shares were from EKH’s personal funds.

The shares of Common Stock referred to in Item 5(a) hereof as being beneficially owned by the Reporting Parties (other than the shares of Common Stock referred to in the previous two paragraphs) were acquired by the Reporting Parties in transactions which have been previously described in filings pursuant to Rule 13d-1 and Rule 13d-2 under the Act on Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by adding the following disclosure to Item 4 in the Statement.

On July 23, 2009, EKH, CH, KEH and Georg Rudolph Otto Haub (the “Investors”), ECP and the Company entered into an Investment Agreement (the “Investment Agreement”), pursuant to which and subject to the satisfaction or waiver of the conditions therein, the Investors will acquire shares (the “Acquisition”) of series A-T Preferred Stock of the Company (the “Series A-T Preferred Stock”), which will be contributed to Tengelmann immediately upon the consummation of the Acquisition.  Tengelmann intends to hold the shares of Series A-T Preferred Stock contributed to it by the Investors as an investment.  For further information, see Item 6, which is incorporated herein by reference in its entirety and is qualified in its entirety by reference to the full text of the Investment Agreement, a copy of which is filed herewith as Exhibit 7.1 to the Statement and incorporated therein by reference in its entirety.

Upon the consummation of the Acquisition, the Company will file with Maryland State Department of Assessments and Taxation the articles supplementary of the Series A-T Preferred Stock setting forth the voting powers, preferences, conversion and other rights, qualifications, limitations as to dividends, terms and conditions of redemption and restrictions of the Series A-T Preferred Stock (the “Convertible Preferred Articles Supplementary”).  For further information, see Item 6, which is incorporated herein by reference in its entirety.

Upon consummation of the Acquisition, Tengelmann and the Company will enter into an Amended and Restated Stockholder Agreement, which will amend and restate the Stockholders Agreement (the “Amended and Restated Stockholder Agreement”).  Among other things, the Amended and Restated Stockholder Agreement will set forth certain corporate governance rights, as well as certain registration rights, preemptive rights and consent rights.  For further information, see Item 6, which is incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer

                                           (a) - (b)

As of the close of business on July 23, 2009, TVB, CH, KEH and EKH were, or could be deemed to be, the beneficial owners (through Tengelmann and ECP) of 23,785,764 shares of Common Stock, constituting approximately 41.1% of the outstanding shares of Common Stock (according to the Form 10-Q filed by the Company on July 23, 2009, there were outstanding 57,899,318 shares of Common Stock as of July 17, 2009) and share the power to vote, or direct the vote of, and the power to dispose and direct the disposition of, such shares of Common Stock.  In addition, as of July 23, 2009, (i) CH was the direct beneficial owner of 281,351 shares of Common Stock in addition to options to purchase 318,478 shares of Common Stock, constituting approximately 1.0% of the outstanding shares of Common Stock and has the sole power to vote and dispose of such shares and options, (ii) EKH was the direct beneficial owner of 305,100 shares of Common Stock, constituting approximately 0.5% of the outstanding shares of Common Stock and has the sole power to vote and dispose of such shares and (iii) KEH was the direct beneficial owner of 13,000 shares of Common Stock, constituting less than 0.1% of the outstanding shares of Common Stock and has the sole power to vote and dispose of such shares.  Upon consummation of the Acquisition and the acquistion of shares of another series of convertible preferred stock by another investor pursuant to a separate investment agreement entered into by the Company on July 23, 2009, the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Parties will be reduced.

As of the close of business on July 23, 2009 to the best knowledge of the Reporting Parties, the directors of the Company suggested for nomination by Tengelmann (other than CH, who is a Reporting Party) were the beneficial owners of shares of Common Stock as set forth in Appendix A hereto.  JDB, a citizen of the United States whose business address is Williams, Kastner & Gibbs, LLP, 1301 A Street, Suite 900, Tacoma, Washington 98402, is an attorney of counsel at Williams, Kastner & Gibbs, LLP, a director and corporate secretary of Sun Mountain Resorts, Inc. and a director of Sun Mountain Lodge, Inc., Wissoll Trading Company, Inc., the Le May Automobile Museum and the Company.  JJB, a citizen of the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Muelheim an der Ruhr, Federal Republic of Germany, is the chief financial officer of Tengelmann, a member of the Supervisory Board of Kaiser’s Tengelmann AG, chairman of the supervisory board of Feige Holding Stiftong & Co. KG, Greven, member of supervisory board of Putsch Gmbh & Co. KG, Kaiserslautern and a member of the Board of Directors of the Company.  AG, a citizen of the Federal Republic of Germany, whose business address is 2 Paragon Drive, Montvale, New Jersey 07645, is an Executive Managing Director, Strategy & Corporate Development of the Company, a member of the Board of Directors of the Company and the Chief Executive Officer of ECP.  AG was previously a Senior Executive Vice President (Corporate Finance) and co-chief financial officer of Tengelmann, a role which he held from July 2005 until April 2007, and from May 2007 has served as Tengelmann’s Managing Director of US Corporate Development.

                      Except as described in the preceding paragraphs, neither the Reporting Parties nor, to the best knowledge of the Reporting Parties, any other person named in Item 2 of the Statement or any person who, together with any Reporting Party or any other persons named in Item 2 of the Statement, comprise a group within the meaning of Section 13(d)(3) of the Act, beneficially owns any shares of Common Stock.  Except as described in the preceding paragraphs, each of the Reporting Parties disclaim any power to vote, or to direct the voting of, or any power to dispose, or to direct the disposition of, the shares owned by the other Reporting Parties, JDB, JJB, AG or the wives of EKH or CH.  Each of the Reporting Parties expressly declares that the filing of this statement shall not be construed as an admission that such reporting party is, for purposes of Section 13 of the Act, a beneficial owner of the shares of Common Stock owned by JDB, JJB or AG.

None of JDB, JJB or AG, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) - (e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended by adding the following disclosure to Item 6 of the Statement.

Investment Agreement

On July 23, 2009, the Company entered into the Investment Agreement, providing for the issuance and sale by the Company to the Investors of 60,000 shares of the Series A-T Preferred Stock for an aggregate purchase price of $60,000,000.  Upon consummation of the Acquisition, the Investors will immediately contribute the Series A-T Preferred Stock to Tengelmann.

The consummation of the Acquisition is subject to certain conditions as described in the Investment Agreement, including, but not limited to, the closing of an offering of debt securities by the Company, described in a Form 8-K filed by the Company on July 23, 2009.

Under the Investment Agreement, upon consummation of the Acquisition, the Company will pay ECP a placement fee of $1,500,000 and a transaction advisory fee of $1,000,000.  In addition, the Company has agreed to reimburse the Investors, Tengelmann and ECP for all reasonable out-of-pocket fees and expenses.

The foregoing description of the Investment Agreement is qualified in its entirety by reference to the full text of the Investment Agreement, which is filed herewith as Exhibit 7.1 and is incorporated herein by reference.

Series A-T Preferred Stock

Upon the consummation of the Acquisition, the Company will file with Maryland State Department of Assessments and Taxation the Convertible Preferred Articles Supplementary which will set forth voting powers, preferences, conversion and other rights, qualifications, limitations as to dividends, terms and conditions of redemption and restrictions of the Series A-T Preferred Stock.  Each share of Series A-T Preferred Stock will (i) have an initial liquidation preference of $1,000, subject to adjustment, (ii) be convertible, at the election of the holders, at an initial conversion rate of $5.00 per share of Common Stock (subject to certain adjustments) following the one year anniversary of the issuance of the Series A-T Preferred Stock, subject to any limitations imposed by any stockholder approval requirements of the New York Stock Exchange (“NYSE”), (iii) entitle holders to an 8.0% annual dividend, payable quarterly in arrears in cash or in additional shares of Series A-T Preferred Stock if the Company is not able to pay the dividends in cash in full, provided, if the Company makes a dividend payment in additional shares of Series A-T Preferred Stock, the Series A-T Preferred Stock will be valued at the liquidation preference of the Series A-T Preferred Stock and the dividend rate will be 9.5% per annum with respect to any dividend period in which dividends are paid in additional shares of Series A-T Preferred Stock; provided, further, to the extent the Company fails to pay dividends on the Series A-T Preferred Stock, the dividend rate payable shall be increased by 2.0% per annum for such dividend period, and if the Company fails to obtain stockholder approval as required by the NYSE prior to or on the six month anniversary of the issuance, the dividend rate shall be increased by an additional 2.0% per annum from such six month anniversary and shall increase by an additional 1.0% per annum at the end of each six-month period thereafter until such stockholder approval has been obtained, (iv) entitle Tengelmann to vote together with the holders of Common Stock on all matters upon which the holders of Common Stock are entitled to vote, on an as-converted basis, subject to any limitations imposed by any NYSE stockholder approval requirements, (v) entitle Tengelmann to elect a certain number of directors to the Company’s Board of Directors based on Tengelmann’s percentage voting power in the Company (the calculation of such percentage power as set forth in the Amended and Restated Stockholder Agreement), (vi) require the Company to redeem in cash all outstanding shares of the Series A-T Preferred Stock on August 1, 2016 (the “Maturity Date”), at 100.0% of the liquidation preference, plus accrued and unpaid dividends and (vii) not be redeemable prior to the Maturity Date.

Amended and Restated Stockholder Agreement

Upon consummation of the Acquisition, Tengelmann will enter into the Amended and Restated Stockholder Agreement.  Among other things, the Amended and Restated Stockholder Agreement will set forth certain corporate governance rights, as well as certain registration rights, preemptive rights and consent rights.  Upon consummation of the Acquisition, Tengelmann will continue to be entitled to designate four members of the Company’s Board of Directors, which will be expanded to eleven members in total.  Until the consummation of the Acquisition, the Stockholder Agreement will remain in full force and effect.  In connection with the Acquisition, Tengelmann waived certain provisions of, and provided its consent pursuant to, the Stockholder Agreement.

Item 7.	Material to Be Filed as Exhibits

7.1
Investment Agreement, dated July 23, 2009, by and among the Company and the Investors and ECP (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the Securities and Exchange Commission on July 24, 2009).

7.2	Power of Attorney, granted by Erivan Karl Haub, in favor of the parties named therein, dated July 3, 2009.
7.3	Power of Attorney, granted by Georg Rudolph Otto Haub, in favor of the parties named therein, dated July 3, 2009.
7.4	Power of Attorney, granted by Karl-Erivan Warder Haub, in favor of the parties named therein, dated July 14, 2009.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TENGELMANN WARENHANDELSGESELLSCHAFT KG,

by	Tengelmann Verwaltungs-und Beteiligungs GmbH, as Managing Partner

	by	/s/ Christian Wilhelm Erich Haub
		Name:	Christian Wilhelm Erich Haub
		Title:	Co-CEO

		By:	Andreas Guldin
Attorney-in-Fact

TENGELMANN VERWALTUNGS-UND BETEILIGUNGS GMBH,

by	/s/ Christian Wilhelm Erich Haub
	Name:	Christian Wilhelm Erich Haub
	Title:	Co-CEO

	By:	Andreas Guldin
Attorney-in-Fact

EMIL CAPITAL PARTNERS, LLC,

by	/s/ Andreas Guldin
	Name:	Dr. Andreas Guldin
	Title:	CEO

/s/ Karl-Erivan Warder Haub
Name:	Karl-Erivan Warder Haub

By:	Andreas Guldin
Attorney-in-Fact

/s/ Christian Wilhelm Erich Haub
Name:	Christian Wilhelm Erich Haub

By:	Andreas Guldin
Attorney-in-Fact

/s/ Erivan Karl Haub
Name:	Erivan Karl Haub

By:	Andreas Guldin
Attorney-in-Fact

The Power of Attorney executed by CH authorizing JDB, Dr. Frank Hartmann and AG to sign and file this Amendment, which was filed as Exhibit 24.1 to the Form 4 filed with the Securities and Exchange Commission on August 12, 2008 by CH, is hereby incorporated by reference.

Dated: July 27, 2009

Appendix A

Persons Named in Item 5(a) (other than the Reporting Parties)*	Number of Shares**	Percentage of Outstanding Shares***

JDB	30,379	****
JJB	24,812	****
AG	23,331	****

*
To the best knowledge of the Reporting Parties, each such person has the sole power to vote and dispose of his or her shares of Common Stock, other than 500 shares of Common Stock owned by JDB’s mother.

**
The amounts shown include all options and deferred compensation awards granted under Company plans regardless of whether exercisable within 60 days.  The number of options included in the total number of owned shares are 212 for JDB and 2,529 for JJB and 12,905 for AG.  The number of shares granted under deferred compensation plans included in the total number of owned shares are 24,812 for JDB and 9,169 for JJB.

***	According to the Form 10-Q filed by the Company on July 23, 2009, there were outstanding 57,899,318 shares of Common Stock as of July 17, 2009.
****	Less than 1%.